Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
May 1, 2007
VIA EDGAR AND FACSIMILE
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Skilled Healthcare Group, Inc. Registration Statement on Form S-4 (Registration No. 333-137898)
Dear Mr. Spirgel:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Skilled Healthcare Group, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on Friday, May 4th, 2007 at 5:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.
     The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; it does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Skilled Healthcare Group, Inc.
By:	/s/ Roland Rapp
Roland Rapp
General Counsel, Secretary and Chief Administrative Officer

Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
May 1, 2007
VIA EDGAR; CONFIDENTIAL
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Skilled Healthcare Group, Inc. Registration Statement on Form S-4 (File No. 333-137898) with respect to $200,000,000 Principal Amount of 11% Senior Subordinated Notes due 2014
Ladies and Gentlemen:
     In connection with the above-referenced Registration Statement (the “Registration Statement”) filed by Skilled Healthcare Group, Inc. (the “Company”) and each of the guarantors listed in the Registration Statement (the “Guarantors” and, together with the Company, the “Issuers”) relating to a proposed offer (the “Exchange Offer”) by the Issuers to exchange up to $200,000,000 aggregate principal amount of the Company’s 11% Senior Subordinated Notes due 2014 (the “Exchange Notes”) and the related guarantees thereof by the Guarantors for up to $200,000,000 aggregate principal amount of the Company’s 11% Senior Subordinated Notes due 2014 (the “Private Notes”) and guarantees thereof by the Guarantors, I am writing to advise you supplementally that:
(i)	the Issuers are registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993, and Morgan Stanley & Co. Inc. (available June 5, 1991);

(ii)	the Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(iii)	the Issuers will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that —
(A)	any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff

United States Securities and Exchange Commission
May 1, 2007

position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction, and

(B)	any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;
(iv)	the Issuers acknowledge that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(v)	the Issuers will make each tendering noteholder that elects to participate in the Exchange Offer aware, through the Prospectus, that by tendering any Private Notes in the Exchange Offer, a tendering noteholder will be representing to the Issuer that, among other things—
(A)	the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Private Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

(B)	the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(C)	the holder and each Beneficial Owner satisfy specific requirements of the securities regulations of the state of such holder and each Beneficial Owner’s,

(D)	the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

United States Securities and Exchange Commission
May 1, 2007

(E)	the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (v)(D) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Private Notes or interests therein originally acquired by such holder directly from the Issuers should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission,

(F)	neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Company, and

(G)	in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Private Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;
(vi)	the Issuers will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

(vii)	the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Issuers will keep the registration statement effective for six months, will not require the Issuers to maintain an “evergreen” registration statement; and

(viii)	the Exchange Offer will be conducted by the Issuers in compliance with the Securities Exchange Act of 1934, and any applicable rules and regulations thereunder.

Very truly yours, Skilled Healthcare Group, Inc.
By:	/s/ Roland G. Rapp
	Name:	Roland G. Rapp
	Title:	General Counsel, Secretary and Chief Administrative Officer